                                                                      Exhibit 18

Sithe/Independence Power Partners, L.P.
335 Madison Avenue, 28th Floor
New York, New York 10017



Dear Sirs:

We have audited the consolidated financial statements of Sithe/Independence Power Partners, L.P. and its subsidiary (collectively, the "Partnership") as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, included in your Annual Report on Form 10-K for the year ended December 31, 1999 to the Securities and Exchange Commission, and have issued our report thereon dated March 3, 2000. Note 2 to such financial statements contains a description of your adoption during the year ended December 31, 1999 of the expense as incurred method of accounting for major overhaul costs. In our judgement, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,


Deloitte and Touche LLP


New York, New York
March 3, 2000